Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer's Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: March 31, 2015

The article set forth below was made available to employees of Wisconsin Energy Corporation on March 31, 2015.

TRANSACTION UPDATE News about Wisconsin Energy Corporation’s Acquisition of Integrys March 31, 2015 Michigan settlement revised On Jan. 13, Wisconsin Energy announced that it had reached a long-term electric reliability solution for the Upper Peninsula of Michigan. One of the key elements of the solution was that the Empire and Tilden mines in the UP would enter into a long-term contract to purchase electric power from Upper Peninsula Power Co. (UPPCo). After best efforts over a number of recent weeks, the mines and UPPCo were unable to reach agreement on such a contract. On March 13, Michigan Gov. Snyder announced an alternative solution that includes the following elements: ¦¦ Presque Isle Power Plant (PIPP) and the electric distribution assets of We Energies and Wisconsin Public Service in Michigan will be retained by We Energies and Wisconsin Public Service. These assets will not be sold to UPPCo as previously planned. Regulatory approval update We continue to make progress on all regulatory approvals and still anticipate closing the transaction during the second half of 2015. Timing for reviews and decisions by the utility commissions in Wisconsin and Michigan shifted slightly since our last update, but we continue to work through each of the proceedings and expect the state commissions to review the proposed transaction and issue decisions according to the following general timeline: ¦¦ Public Service Commission of Wisconsin – transaction is expected to be on the commission’s agenda in mid- to late-April. ¦¦ Minnesota Public Utilities Commission – expects to review our application in early May. ¦¦ Michigan Public Service Commission – transaction is expected to be on the commission’s agenda in late April. ¦¦ Illinois Commerce Commission – staff has proposed a schedule calling for a decision by July 6. On March 23, the Illinois Attorney General, the city of Chicago and the state’s Citizens Utility Board asked the commission to extend the schedule for its review of our proposed transaction by three months. We do not agree that there is new information that would require the commission to delay its decision. ¦¦ Federal Energy Regulatory Commission – public comment periods have closed and we are waiting for a decision. Continued on Page 3. What is Integrys Business Support (IBS)? Integrys Business Support (IBS) is a shared service company that provides services to the regulated utilities, Trillium CNG and the IBS departments themselves. It currently consists of Administrative Services, Environmental Services, Information Technology, Project Services, Supply Chain Services, Business Performance, Legal and Governance Services, Human Resources and Corporate Communications, CFO Services, Government Relations, Executive Office, Utility Group Executive Office, Gas Supply, Engineering Services, and Customer Relations. Continued on Page 3. Page 1 of 4

TRANSACTION UPDATE, Continued March 31, 2015 Klappa op-ed featured in March 29 Milwaukee Journal Sentinel In an op-ed that appeared in Sunday’s Milwaukee Journal Sentinel (reprinted below), Wisconsin Energy Chairman and Chief Executive Gale Klappa lays out the reasons why the long-term benefits of Wisconsin Energy’s proposed acquisition of Integrys are “clear, compelling, and achievable.” An opportunity that makes sense for Wisconsin by Gale Klappa In a matter of months, the country’s newest Fortune 300 company will likely NOT be headquartered in New York, Chicago, Minneapolis, or even Omaha. This once in a generation opportunity would come to fruition right here in metro Milwaukee. The new enterprise will be called the WEC Energy Group. It will be established after approval of Wisconsin Energy’s acquisition of Integrys. The arrival of a Fortune 300 company is certainly good news, but it’s only the beginning of the benefits that the Milwaukee region and the state of Wisconsin will realize over the next decade. The new company will include We Energies and Wisconsin Public Service – which provides electricity and natural gas to Green Bay and many other northern Wisconsin communities. And it’s clear that Wisconsin customers have the highest potential for cost savings from this transaction. Given the geographic proximity and business similarities of the two Wisconsin utilities, customers could see as much as $1 billion of savings over the next 10 years through a combination of lower capital and operating costs. The specific areas for potential savings have been identified by the state’s public service commission staff, a national energy expert, and the company. Let’s take a closer look. Public Service Commission staff has indicated that the combined company could realize savings “upwards of $600 million” in long-term resource planning alone based solely on the larger power plant portfolio of the combined company. John Reed, a nationally recognized energy industry expert with decades of experience in transactions such as this one, has estimated that – in the long-term – the operational savings of the combined company would total three to five percent of today’s non-fuel costs – or as much as $130 million of annual savings. Beyond those impressive statistics, there will be opportunities to realize other efficiencies that will benefit customers. For example, within the next 10 years as the electric grid becomes smarter, customers have more personal billing options, and the need grows for more robust systems to protect customer information, it’s highly likely that both We Energies and Wisconsin Public Service will need to invest in new automation and customer systems. The estimated cost would be approximately $150 million for each company. By purchasing just one set of systems to serve both utilities, customers could save $150 million of capital costs. As we look to the future, the long-term benefits of this acquisition are clear, compelling, and achievable. Some customer groups, however, have tried to frame the discussion in terms of immediate cost savings. Unfortunately, there is only one way to attain immediate cost savings – through a drastic reduction in labor – through a drastic reduction in Wisconsin jobs. Our proposed acquisition of Integrys is NOT about cutting thousands of jobs. Rather, this combination was carefully considered for the purpose of creating a strong electric and natural gas delivery company with deep operational expertise, scale, and the financial resources to meet the region’s future energy needs. We’re committed to reliability, customer satisfaction, environmental stewardship – and, yes, to the delivery of cost savings and competitive pricing over the long run. We will continue investing in the energy infrastructure that is so critical to job creation and the growth of the Wisconsin economy so that when the future gets here, it will be a bright one. Page 2 of 4

TRANSACTION UPDATE, Continued March 31, 2015 ¦¦ The Empire and Tilden mines have entered into a long-term contract to purchase electric power from We Energies. The contract requires approval of the Michigan Public Service Commission. ¦¦ Wisconsin Energy expressed willingness, if requested, to invest in a new generation plant in the UP and/or purchase power from it. This ultimately would allow for the eventual retirement of PIPP. ¦¦ Wisconsin Energy would potentially create a separate utility subsidiary that would be a Michigan-only utility. If formed, the electric customers of We Energies and Wisconsin Public Service in Michigan would take service from this utility, which would remain part of the WEC Energy Group. As a stand-alone entity, all IBS costs and a return on its assets are charged to its utility and nonregulated partners (internal customers). The methods of charging these costs and rate of return are governed through agreements with the regulatory commissions in the four states in which Integrys has regulated utilities. What is Integrys Business Support? Continued from Page 1 Michigan settlement revised Continued from Page 1 QUESTIONS AND FEEDBACK We are working on an FAQ (Frequently Asked Questions) document that will address many of the questions we have received. We plan to publish the FAQ in the next 30 days or so. It won’t answer all of the questions we’ve received, but it should address a lot of them. In the meantime, if you have questions about the acquisition or topics you’d like to read about in future editions of Transaction Update, Wisconsin Energy employees should send an email to questions@wisconsinenergy.com and Integrys employees should email corpcommunications@integrysgroup.com. Page 3 of 4

TRANSACTION UPDATE, Continued March 31, 2015 Cautionary Statements Regarding Forward-Looking Information This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. Additional Information and Where to Find It In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Page 4 of 4